UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number:    000-15137
MASSBANK Corp.

(Exact name of registrant as specified in its charter)
123 Haven Street, Reading, MA 01867, (781) 662-0100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $1.00 par value per share

(Title of each class of securities covered by this Form)
None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
          Approximate number of holders of record as of the certification or notice date:      None*
*	Pursuant to an Agreement and Plan of Merger (the “Agreement”) by and among Eastern Bank Corporation, Eastern Bank, Minuteman Acquisition Corp., MASSBANK Corp. and MASSBANK, Minuteman Acquisition Corp. merged with and into MASSBANK Corp. effective September 3, 2008 (the “Merger”) and MASSBANK Corp. became a wholly owned subsidiary of Eastern Bank Corporation. Each share of MASSBANK Corp. common stock, par value $1.00, issued and outstanding immediately prior to the Merger was converted into the right to receive $40.00 in cash, subject to the limitations set forth in the Agreement. Each share of MASSBANK Corp. common stock held as treasury stock immediately prior to the Merger was cancelled and retired at the effective time of the Merger.
          Pursuant to the requirements of the Securities Exchange Act of 1934, MASSBANK Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MASSBANK Corp.
Date: September 12, 2008	By:	/s/ Terence A. McGinnis
		Name:	Terence A. McGinnis
		Title:	Secretary